





06003475

SEC⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽⎽SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 36323

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carthage Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

196 East Main Street, Suite 3A

(No. and Street)

Huntington	New York	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix McCarthy   (631) 385-2000
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
                           (Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, Hauppauge		New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Felix McCarthy_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Carthage Group, Inc._____ , as
of _____December 31_____ , 20 __05____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Title

_____

Notary Public

GEORGE H. BROOKS
Notary Public - State of New York
No. 01BR5041254
Qualified in Suffolk County
Commission Expires 3/27/07

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTHAGE GROUP, INC.

CONTENTS



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Shareholder of
Carthage Group, Inc.

We have audited the accompanying statements of financial condition of Carthage Group, Inc. as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Carthage Group, Inc., as of December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
January 23, 2006

3

CARTHAGE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 133,345	$ 165,621
Deposit-clearing organization (Note 2)	25,688	25,116
Accounts receivable (Note 3)	36,616	36,190
Prepaid expenses	3,845	3,855
Total current assets	199,494	230,782
Automobile, furniture and equipment, net (Note 4)	1,033	1,938
Other assets:		
Security deposit	900	900
Investments (Note 5)	4,500	-
Total other assets	5,400	900
Total assets	$ 205,927	$ 233,620
Liabilities and stockholder's equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,981	$ 6,810
Accrued pension payable (Note 6)	9,153	5,386
Payroll taxes payable	1,469	4,468
Total current liabilities	17,603	16,664
Stockholder's equity:		
Common stock, no par value, 200 shares authorized;		
50 shares issued and outstanding	4,000	4,000
Retained earnings	184,324	212,956
Total stockholder's equity	188,324	216,956
Total liabilities and stockholder's equity	$ 205,927	$ 233,620

See accompanying independent auditor's report
and notes to financial statements.

1. Summary of significant accounting policies

Nature of business

Carthage Group, Inc. is a corporation organized under the laws of the State of New York, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers Inc.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. **Summary of significant accounting policies (continued)**

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts receivable and payable, approximate their fair values.

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Automobile, furniture and equipment

Automobile, furniture and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method and accelerated methods over the estimated useful lives of the assets.

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

See accompanying independent auditors' report
and notes to financial statements.

6

2. Deposits-clearing organization

The Company has a clearing agreement with a clearing agent, First Clearing Corporation. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest on the cash deposited in the deposit account in accordance with its then accepted free credit balance interest rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company after any and all customer accounts have been either transferred to a new clearing agent or transferred directly to the customer.

3. Accounts receivable

Accounts receivable, $36,616 for 2005 and $36,190 for 2004, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. Automobile, furniture and equipment

Furniture and equipment are summarized as follows:

	2005	2004
Automobile	$ 22,056	$ 22,056
Furniture and equipment	13,384	13,384
	35,440	35,440
Less accumulated depreciation	(34,407)	(33,502)
	$ 1,033	$ 1,938

Depreciation expense for the years 2005 and 2004 amounts to $905 and $3,013, respectively.

CARTHAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

5. Investments

During the calendar year 2000, the Company acquired for $39,000, 3000 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq") private placement. The Company also acquired, for $3,300, warrants to purchase common stock in Nasdaq. Transfer of the investments is restricted per the terms of the private placement memorandum. The investments are recorded at cost. During the year 2004 warrants expired and were deemed worthless, which resulted in a loss of $2,200. In addition, on May 17, 2004, all of the shares of common stock were transferred from the Company to the sole stockholder as a distribution. During the year ended December 31, 2005, the Company acquired for $4,500, 300 shares of common stock in Nasdaq.

6. Pension plan

The Company has a simplified employee pension plan, which covers all employees who meet the plan's eligibility requirements. Pension expense for the year ended December 31, 2005 and 2004, was $41,157 and $37,628, respectively.

7. Net capital

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the National Association of Securities Dealers Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2005 and 2004, the Company had net capital of $177,358 and $210,147, respectively, which was $127,358 and $160,147 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .09925 to 1 and .07930 to 1 as of December 31, 2005 and 2004, respectively.

8. Commitments

The Company rents office space month to month in Huntington, New York at the rate of $1,215 per month. The total rent expense for the year ended December 31, 2005 and 2004 was $14,462 and $13,885, respectively.